Exhibit 4.2

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:47 PM 08/15/2008
FILED 05:32 PM 08/15/2008
SRV 080878136 - 0652223 FILE

Certificate of designations

of

TGI SOLAR POWER GROUP, Inc.

The undersigned, Henry Val, being the duly elected President of TGI SOLAR POWER GROUP, INC. a Delaware corporation (the “Corporation”), hereby certifies the following:

Provisions Relating to Preferred Stock. The Board of Directors (the “Board”) is authorized, subject to the limitations prescribed by law and the provisions of the Corporation’s certificate of incorporation, to provide for the issuance of the shares of Preferred Stock in accordance with Sections 102(a) and 151(a) of the General Corporation Law of the State of Delaware, in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualification, limitations or restrictions thereof.

Pursuant to Section 151(a) of the General Corporation Law of the State of Delaware, and Article IV of the Corporation’s Certificate of Incorporation the following shall constitute the designations of the Corporation’s Series A Preferred Stock:

(a)   Designations of Series A Preferred Stock. 1,000,000 shares of Series A Preferred Stock (the “Preferred Stock” or the “Shares”) shall be designated by the following characteristics:

(i)          the Shares shall entitle the holders the right to vote, either together with holders of the Corporation’s common stock, or as a separate class of shares, on any matter upon which the shareholders of common stock of the Corporation may vote, including but not limited to any resolutions purporting to vary any of their rights or create any class of capital stock ranking in priority to them or effect any reorganization which would disadvantage the Shares relative to the shares of the Corporation’s common stock;

(ii)         each of the 1,000,000 Shares shall be entitled to I vote, whereas each share of common stock is entitled to 1 vote.

(iii)        in the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holder(s) of the Shares shall not be entitled to receive any of the assets of the Corporation;.

(iv)        shall not entitle the holder(s) thereof to receive dividends, whether in cash, property, or in securities of the Corporation; and

(v)         the holder of 1,000,000 shares of Series A Preferred Stock may convert the stock into 5% of the issued and outstanding common stock of the Corporation at the time of the conversion which must occur after 12 months from July 28, 2008, and the Corporation must convert the Series A Preferred Stock on or before 18 months from July 28, 2008;

[End of Certificate of Designations to Restated Certificate of Incorporation]

1.          This Certificate of Designations to the Restated Certificate of Incorporation was approved by the board of directors of the Corporation in a meeting duly held under the General Corporation Law of the State of Delaware.

2.          The Corporation has no shares of outstanding Common or Preferred Stock entitled to vote on this Amendment.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designations as of this 14th day of August, 2008.

TGI SOLAR POWER GROUP, INC.

/s/ Henry Val
Henry Val, President

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